SUB-ITEM 77Q1: Exhibit O

JOHN HANCOCK FUNDS II

AMENDMENT TO SUBADVISORY AGREEMENT

Dimensional Fund Advisors Inc

     AMENDMENT made as of this 19th day of December, 2008 to the Subadvisory Agreement dated April 28, 2006 (the “Agreement”), as amended, between John Hancock Investment Management Services, LLC, a Delaware limited partnership (the “Adviser”), and Dimensional Fund Advisors LP (formerly, Dimensional Fund Advisors Inc.) (the “Subadviser”). In consideration of the mutual covenants contained herein, the parties agree as follows:

1.   CHANGE IN APPENDIX A

     Appendix A of the Agreement relating to compensation of the Subadviser is amended and restated in its entirety as set forth in Appendix A to this Amendment to add the Small Cap Opportunities Trust.

2.   CHANGE IN SECTION 2.B

     The last sentence of Section 2.b of the Agreement is amended and restated in its entirety as follows:

To the extent the Subadviser has received written documentation for such proceedings identifying the Trust and relating to securities held by the Portfolios, the Subadviser shall promptly forward the documentation to the Adviser.

3.   EFFECTIVE DATE

     This Amendment shall become effective upon the later to occur of: (i) approval of the Amendment by the Board of Trustees of John Hancock Funds II, and (ii) execution of the Amendment.

4.   MISCELLANEOUS

     Except as set forth herein, all provisions of the Agreement shall remain in full force and effect. This Amendment may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same Amendment.

     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed under seal by their duly authorized officers as of the date first mentioned above.

John Hancock Investment Management Services, LLC

By:	/s/ Bruce R. Speca
Name: Bruce R. Speca
Title: Executive Vice President

Dimensional Fund Advisors LP

By: Dimensional Holdings Inc,, general partner

By:	/s/ Jeff J. Jeon
Name: Jeff J. Jeon
Title: Vice President

APPENDIX A

     The Subadviser shall serve as investment subadviser for the Portfolios of the Trust listed below. The Adviser will pay the Subadviser, as full compensation for all services provided under this Agreement with respect to each Portfolio, the fee computed separately for the Portfolio at an annual rate as follows (the “Subadviser Fee”):

	First	Excess Over
	$100 million	$100 million
	of Aggregate	of Aggregate
Subadvised Portfolio	Net Assets*	Net Assets*
Emerging Markets Value Trust	[ ] %	[ ] %
International Small Company Trust	[ ] %	[ ] %
Small Cap Opportunities Trust	[ ] %	[ ] %

*The term Aggregate Net Assets includes the net assets of a Portfolio of the Trust subadvised by the Subadviser. It also includes with respect to each Portfolio the net assets of one or more other portfolios subadvised by the Subadviser as indicated below, but in each case only for the period during which the Subadviser for the Portfolio also serves as the subadviser for the other portfolio(s).

Trust Portfolio(s)		Other Portfolio(s)
Emerging Markets Value Trust	--	Emerging Markets Value Fund a
series of John Hancock Funds II
International Small Company Trust	--	International Small Company Fund,
a series of John Hancock Funds II
Small Cap Opportunities Trust	--	The portion of the net assets of the
Small Cap Opportunities Fund, a
series of John Hancock Funds II
subadvised by the Subadviser

For purposes of determining Aggregate Net Assets and calculating the Subadviser Fee, the net assets of the Portfolio and each other portfolio of the Trust are determined as of the close of business on the previous business day of the Trust, and the net assets of each portfolio of each other fund are determined as of the close of business on the previous business day of that fund.

	First $100	Next $900
	Million	Million	Over $1 Billion
Subadvised Portfolio	of Net Assets	of Net Assets	of Net Assets
Disciplined Diversification Trust	[ ] %	[ ] %	[ ] %

     The Subadviser Fee for a Portfolio shall be based on the applicable annual fee rate for the Portfolio which for each day shall be equal to (i) the sum of the amounts determined by applying the annual percentage rates in the table to the applicable portions of Aggregate Net Assets divided by (ii) Aggregate Net Assets (the “Applicable Annual Fee Rate”). The Subadviser Fee for each Portfolio shall be accrued for each calendar day, and the sum of the daily fee accruals shall be paid monthly to the Subadviser within 30 calendar days of the end of each month. The daily fee accruals will be computed by multiplying the fraction of one over the number of calendar days in the year by the Applicable Annual Fee Rate, and multiplying this product by the net assets of the Portfolio. The Adviser shall provide Subadviser with such information as Subadviser may reasonably request supporting the calculation of the fees paid to it hereunder. Fees shall be paid either by wire transfer or check, as directed by Subadviser.

     If, with respect to any Portfolio, this Agreement becomes effective or terminates, or if the manner of determining the Applicable Annual Fee Rate changes, before the end of any month, the fee (if any) for the period from the effective date to the end of such month or from the beginning of such month to the date of termination or from the beginning of such month to the date such change, as the case may be, shall be prorated according to the proportion which such period bears to the full month in which such effectiveness or termination or change occurs.